CrowdLustro

Crowd Diligence, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended December 31, 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Crowd Diligence, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the balance sheet as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 20th, 2021
Vincenzo Mongio

Statement of Financial Position

	Short Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	8,677
Accounts Receivable	-
Total Current Assets	8,677
Non-current Assets	
Intangible Assets	41,323
Total Non-Current Assets	41,323
TOTAL ASSETS	50,000
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	3,200
Related Party Note Payable	50,000
Accrued Interest	49
Total Current Liabilities	53,249
TOTAL LIABILITIES	53,249
EQUITY	
Common Stock	-
Additional Paid in Capital	-
Accumulated Deficit	(3,249)
Total Equity	(3,249)
TOTAL LIABILITIES AND EQUITY	50,000

Statement of Operations

	Short Year Ended December 31, 2020
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
General and Administrative	3,200
Interest	49
Total Operating Expenses	3,249
Net Operating Loss	(3,249)

Statement of Cash Flows

	Short Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income	(3,249)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	3,200
Accrued Interest	49
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,249
Net Cash provided by Operating Activities	-
FINANCING ACTIVITIES	
Proceeds from Related Party Note	8,677
Net Cash provided by Financing Activities	8,677
Cash at the beginning of period (11/17/2020 Inception)	
Net Cash increase for period	8,677
Cash at end of period	8,677

Statement Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 11/17/20 (inception)	-	-	-	-	-	-	
Issuance of Common Stock	1,000,000	-					-
Net Loss						(3,249)	(3,249)
Ending Balance 12/31/2020	1,000,000	-	-	-	-	(3,249)	(3,249)

Crowd Diligence, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Crowd Diligence, Inc ("the Company") was formed in Delaware on November 17th, 2020. The Company plans to earn revenue from fees generated from a unified crowdfunding platform

The Company will conduct a crowdfunding campaign under regulation CF in the first quarter of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets - Intellectual Property

The Company has entered into an executed an asset purchase agreement to acquire all intellectual property of the CrowdLustro platform including but not limited to the full website, database related to the website, data contained in the database and all computer code related to such website and database, all rights to use the name "CrowdLustro", rights and ownership to all social media related to the Business including full ownership of social media sites and content including Facebook, Instagram and LinkedIn. Management considered the potential for impairment of the intellectual property as of the date of the financial statements and believes that the projected future cashflows associated with the platform exceeds its cost basis. Further, since the asset is in a very early stage of development and marketing, there are no indicators of other than temporary impairment.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value of the note payable closely approximates its fair value due to its short-term maturity.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

During 2020, the Company issued to its founders, James Joseph and Gold Ridge Asset Management LLC, 1,000,000 shares of common stock at $.00001 per share. These stock issuances are related to restricted stock purchase agreements executed in January 2021. The Company determined that the grant-date fair market value of these awards was negligible and accordingly, no stock-based compensation was recorded. We estimated the fair value of common shares based on activity of the entity to date, the value of the developed platform, profitability, among other factors.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements
Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The intellectual property acquired as part of the Company's formation activities mentioned in Note 1 and financed by the Debt mentioned in Note 5 was a related party transaction. The majority shareholder of the Company owns the Company, Gold Ridge Asset Management, which sold the intellectual property. The sales price was considered arm's length since the $41,323 closely approximated the historical cost on Gold Ridge's Balance Sheet.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Related Party Note Payable - The consideration for the intellectual property acquired as described in Note 2 was a $50,000 note payable at 4% annum with a maturity date of May 2021.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	50,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 - EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $0.00001 per share and 2,000,000 of preferred shares with a par value of $0.00001. 1,000,000 shares of common stock and 0 shares of preferred stock were issued and outstanding as of 2020. The rights and privileges for preferred stock are not currently codified by management.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 20th, 2021, the date these financial statements were available to be issued. In January 2020, 189,190 shares of Restricted stock were issued at $.00001 per share pursuant to a restricted stock purchase agreement to consultants, board members and the President and are subject to various vesting terms based on continuous service with the Company and other terms defined in the agreement which provides the Company with the right to repurchase unvested shares at $.00001 under certain circumstances Such shares are issued in order to attract and retain employees, consultants and directors. As of the date of this review, 0 shares are vested and 189,190 are unvested.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity lacks operating history, and requires additional financing to meet its obligations and finance its business plan.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since February, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility as a result. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.